SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       May         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: May 12, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE	FRIDAY, MAY 12, 2006

Shell Canada Files Formal Bid for BlackRock

Calgary, Alberta - Shell Canada Limited announced today that it has filed its formal offer to acquire all the common shares of BlackRock Ventures Inc. with securities regulators in Canada, and has mailed its offering circular and related documents to BlackRock shareholders.

The offer remains open until 1:01 a.m. (Calgary time) on June 16, 2006, unless the offer is withdrawn or extended by Shell Canada. Under the terms of the offer, BlackRock shareholders will receive $24.00 for each BlackRock common share.

The offer documents are available on www.sedar.com.

Investor Inquiries: Ken Lawrence Investor Relations (403) 691-2175	Media Inquiries: Jan Rowley Public Affairs (403) 691-3899